                                                                     EXHIBIT H-1

                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.                    /                     , 1999

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                                    )
In the Matter of                    )
                                    )
The AES Corporation                 )
1001 North 19th Street              )
Arlington, VA 22209                 )
                                    )
(70-              )                 )
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          The AES Corporation ("AES"), a Delaware Corporation, has filed an
Application on Form U-1 for an exemption from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"). AES seeks an order from the Commission to the effect that, upon consummation of the merger transaction described therein, the resulting public utility holding company, and every subsidiary company thereof as such, will be exempt from the provisions of the Act, other than Section 9(a)(2), pursuant to Section 3(a)(5) of the Act.

          AES intends to merge its wholly-owned subsidiary, Midwest Energy, Inc. ("Midwest Energy"), an Illinois corporation, with and into CILCORP Inc. ("CILCORP"), a utility holding company in the State of Illinois, with CILCORP as the surviving corporation (the "Transaction"). Following the Transaction, CILCORP will be a first-tier, direct subsidiary of AES, and CILCORP's subsidiaries will maintain their current structure as direct or indirect subsidiaries, as the case may be, of CILCORP. CILCORP will continue to be an Illinois corporation with its principal executive office in Peoria, Illinois and AES will continue to be a Delaware corporation with its principal executive offices in Arlington, Virginia.

          AES is a United States-based multinational electric power generation and energy distribution company, with operations in 17 countries worldwide. AES is not currently a holding company subject to the provisions of the Act because none of its subsidiaries is a public utility company as defined by the Act. AES is engaged principally in the development, ownership, and operation of electric generating plants and electric and gas distribution companies. AES currently owns and/or operates (entirely or in part) a diverse international portfolio of electric power plants with a total capacity of 24,076 megawatts ("MW"), including plants that are part of distribution companies in which AES has an interest.

          CILCORP is an intrastate holding company exempt from the Act, except for Section 9(a)(2), under Section 3(a)(1) and Rule 2. CILCORP is the parent of four first-tier subsidiaries: Central Illinois Light Company ("CILCO"), QST Enterprises Inc., CILCORP Investment Management Inc., and CILCORP Ventures Inc. CILCO is the primary business subsidiary of CILCORP and is a utility subsidiary principally engaged in the generation, transmission, distribution and sale of electric energy in an area of approximately 3,700 square miles in central and east-central Illinois, and the purchase, distribution, transportation and retail sale of natural gas in an area of approximately 4,500 square miles in central and east-central Illinois.

          The merger of CILCORP with and into Midwest Energy will be governed by the terms of an Agreement and Plan of Merger dated as of November 22, 1998 (the "Merger Agreement"), by and among AES, CILCORP and Midwest Energy. As a result of the Transaction, each outstanding share of common stock of CILCORP and each associated purchase right under the Rights Agreement, dated as of October 29, 1996, between Continental Stock Transfer and Trust Company and CILCORP will be converted into the right to receive $65.00 (subject to adjustment as described in the Merger Agreement).

          Following the Transaction, CILCORP will remain predominantly an intrastate holding company that will not derive any material part of its income from an out-of-state utility subsidiary. Accordingly, CILCORP will continue to claim an exemption from registration under PUHCA pursuant to Section 3(a)(1) and Rule 2.

          AES seeks an order from the Commission that AES will be exempt from registration pursuant to Section 3(a)(5) of the Act. AES states that following the Transaction it will meet the statutory requirements of the Section 3(a)(5) exemption because it will not be and will not derive a material part of its income, directly or indirectly, from any one or more subsidiary companies which are, a company or companies the principal business of which within the U.S. is that of a public utility company. AES also states that following the Transaction, AES will be a holding company system with significant foreign operations whose U.S. utility operations do not account for a material part of the holding company's income and are small in size. Accordingly, exemption under
Section 3(a)(5) is appropriate and in the public interest.

          The Application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by _______, 1999, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on AES at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the manner. After said date, the Application, as filed or as amended, may be granted and/or permitted to become effective.

          For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                        Jonathan G. Katz
                                        Secretary